UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Refund of tax deposits from the Directorate General of Central Excise Intelligence (DGCEI)

During the year ended March 31, 2016, MakeMyTrip (India) Private Limited (“MMT India”) and ibibo Group Private Limited (“ibibo India”) had deposited a total amount of INR 739 million (approx. USD 10.4 million) as tax under protest pursuant to an ongoing investigation by the DGCEI that began during that fiscal year for matters related to service tax on hotel bookings facilitated by MMT India and ibibo India during certain previous periods. The Delhi High Court thereafter directed the DGCEI to refund these tax amounts, while allowing DGCEI to continue with the adjudication proceedings. The Delhi High Court’s order was further upheld by the Supreme Court of India in the appellate proceedings initiated by the DGCEI, and consequently the DGCEI processed a full refund of the aforementioned tax amount, and the funds have been received by MMT India and ibibo India as on February 25, 2019.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2019

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer